

May 26, 2011

Mr. Alan B. Miller
Chairman of the Board, Chief Executive Officer and President
Universal Health Realty Income Trust
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406-0958

> **Re:** **Universal Health Realty Income Trust**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 1-09321**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 2. Properties, page 19

1.   In future periodic reports, please expand your disclosure to discuss embedded rent growth in your portfolio related to rent escalators in your leases. To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

Item 7. Management's Discussion and Analysis of Financial Condition page 27

2.   From page 21, we note that 21% of RSF are subject to expiring leases in 2011. In future periodic filings, to the extent you have material lease expirations in the year following the reporting period, please include disclosure comparing the rents on expiring leases to market rents.

3. In future periodic reports, please discuss your leasing activities for the reported period, including the volume of new or renewed leases, average tenant improvement costs, leasing commissions and tenant concessions. Also, please discuss the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Liquidity and Capital Resources, page 38

Net cash used in financing activities, page 42

4. In future periodic filings, in addition to the number of shares sold, the aggregate proceeds and expenses/commissions, please disclose the use of proceeds from sales in the reporting period. Also, please disclose the amount still available under the ATM program.

Note 1 – Summary of Significant Accounting Policies, page 62

Investments in Limited Liability Companies ("LLCs"), page 64

5. We note your disclosure that each LLC is generally self-sustained from a cash flow perspective. We also note your disclosure on page 39 that you spent $9.5 million in the year ended December 31, 2010 to fund advances to unconsolidated LLCs. Please describe for us the instances where unconsolidated LLCs have not been self-sustained from a cash flow perspective, including the effect of such on your analysis of these entities under ASC 810-10-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor, at (202) 551-3758 or Duc Dang, Senior Counsel, at (202) 551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief